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                                                                  Exhibit 99.1

PRESS RELEASE
FOR RELEASE AT 08H00 CENTRAL EUROPEAN TIME ON MONDAY 25-10-99

                   OPENTV CORP. INTENDS REGISTERING FOR INITIAL
                   --------------------------------------------
                                PUBLIC OFFERING
                                ---------------


MIH Limited (NASDAQ and Amsterdam Stock Exchange; MIHL) announced today
OpenTV Corp. (OpenTV), its controlled British Virgin Islands subsidiary and worldwide leader in interactive television software for digital set-top boxes, intends to offer new shares of its common stock through a global equity offering (the offering), registered with the Securities and Exchange Commission (SEC) in the United States. The offering is subject to the approval of shareholders of MIH Holdings, MIHL's South African listed parent company.

OpenTV is the worldwide leader in interactive television software providing a complete end-to-end solution for the development and delivery of interactive services via digital satellite, cable and terrestrial broadcast. OpenTV set-top box software has been installed in more than 4.3 million digital set-top boxes. To date, OpenTV software solutions have been deployed by 13 global television networks, including British Sky Broadcasting (BSkyB) in the United Kingdom and TPS in France. EchoStar's DISH Network-TM- is scheduled to launch interactive services utilising OpenTV software in the US later this year.


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The proceeds from the offering will be used primarily to fund its growing application development business, which enables networks and content providers to offer enhanced programming such as "t-commerce" (e-commerce on the TV) and interactive advertising. In addition, OpenTV will also continue to develop its set-top box software business and to expand its global sales and marketing.

The registration statement relating to the securities has not been filed with the SEC. The securities may not be sold nor may offers to buy be accepted prior to the time that a registration statement becomes effective. Accordingly, this press release does not constitute an offer to sell or a solicitation of an offer to buy these securities and any such offer to sell or solicitation of an offer to buy will be made only by means of a prospectus.

HOOFDDORP

25 October 1999

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NOTES TO EDITORS:

MIHL

MIH Limited (MIHL) is an international television platform operator and interactive media technology group. The group operates in three principal regions:

- the African continent - South Africa, sub-Saharan Africa, Egypt and the Middle East

- the Mediterranean - Greece and Cyprus

- in South East Asia - Thailand and development operations based out of Beijing and Hong Kong

It's turnover is derived from pay-media operations, which comprise pay-TV and the Internet, and technology businesses, comprising interactive runtime operations through OpenTV and conditional access, subscriber management customer care and billing systems and systems integration consultancy services through Mindport.

The group recently completed its IPO and listing on NASDAQ and the Amsterdam Stock Exchange by raising net proceeds of US$170 million. With the IPO proceeds, its low gearing and its access to international capital markets through these listings, the group is well placed to continue funding its investment plans into new and existing markets.

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OPENTV

OpenTV is the worldwide leader in interactive television software for the digital set-top box providing a complete end-to-end solution for the development and delivery of interactive services via digital satellite, cable, and terrestrial broadcast. OpenTV set-top box software has been shipped with or installed in more than 4.3 million digital set-top boxes worldwide. To date, OpenTV software solutions have been deployed by 13 television networks worldwide, including British Sky Broadcasting (BSkyB) in the United Kingdom and TPS in France. EchoStar's DISH Network is scheduled to launch interactive services utilizing OpenTV software in the U.S. early next year.

The OpenTV set-top box software is licensed to more than 20 digital set-top box manufacturers, and OpenTV's authoring tools are licensed to more than 100 independent developers and content and service providers. OpenTV is a member of the Digital Video Broadcasting (DVB) project, CableLabs OpenCable initiative, ATSC DASE, and JavaTV. OpenTV is a licensee of Personal Java(tm) from Sun Microsystems (NASDAQ: SUNW).

OpenTV is now supported by investments from seven leading Internet and broadcast companies including America Online (NYSE: AOL), General Instrument (NYSE: GIC), Liberty Digital (NASDAQ: LDIG), News Corporation (NYSE: NWS) and Time Warner (NYSE: TWX) in addition to Sun Microsystems and MIH Limited (NASDAQ: MIHL). Worldwide headquarters for OpenTV is located in Mountain View, California, with European operations in Paris, France and offices in Seoul, South Korea and Beijing, China. Information on OpenTV is available at WWW.OPENTV.COM.

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OpenTV is a registered trademark of OpenTV, Inc. All rights reserved. Java and all Java-based trademarks and logos are trademarks or registered trademarks of Sun Microsystems, Inc. in the U.S. and other countries. All other trademarks are the property of their respective owners.

WARNER BROS. AND TIME WARNER ENTERTAINMENT COMPANY
Warner Bros., a Time Warner Entertainment Company, is a global leader in the creation, production, distribution and marketing of all forms of entertainment and their attendant businesses. Turner Broadcasting System, Inc., a subsidiary of Time Warner Inc., is a major producer of news and entertainment around the world and the leading provider of programming to the basic cable industry.

AMERICA ONLINE
Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 18 million members, and CompuServe, with over 2 million members; several leading Internet brands including ICQ and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; and the Netscape Navigator and Communicator browsers. Through its strategic alliance with Sun Microsystems, the Company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

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CONTACT DETAILS


MARK SOROUR             +31-653413515

ALLAN ROSENZWEIG        +31-653408931